SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 13, 2026

Commission File Number 0-28800
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DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709

(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Exhibit
99.1    Release dated August 13, 2026 “CHANGES TO BOARD COMMITTEES”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: August 13, 2026    By: /s/ Henriette Hooijer
        Name: Henriette Hooijer
        Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1895/000926/06)
ISIN: ZAE000058723
JSE & A2X share code: DRD
NYSE trading symbol: DRD
(“DRDGOLD” or the “Company”)

CHANGES TO BOARD COMMITTEES
In compliance with paragraph 6.71(c) of the JSE Limited Listings Requirements, the board of directors of DRDGOLD (the “Board") hereby advises DRDGOLD shareholders of certain changes to the composition of Board committees, following a review of the Company's governance structures and the respective mandates and responsibilities of its committees.
Disbandment of Investment Committee
The Board has resolved to disband the Investment Committee with effect from Tuesday, 1 September 2026. Following the disbandment of the Investment Committee, matters previously falling within the scope of its mandate will be considered and dealt with directly by the Board.
Changes to Board committee composition
The Board has further approved the following appointments to Board committees, with effect from Tuesday, 1 September 2026:
Mr Mark Hoffman, an independent non-executive director of the Company, will be appointed as a member of the:
•Audit Committee;
•Remuneration Committee; and
•Social and Ethics Committee.
Mr Andrew Brady, a non-executive director of the Company, will be appointed as a member of the:
•Remuneration Committee; and
•Social and Ethics Committee.
The Board is satisfied that these changes will further strengthen the effectiveness of its governance framework and ensure that the composition of its committees continues to support the Board in the execution of its oversight responsibilities.

Johannesburg
13 August 2026
Sponsor
One Capital